December 30, 2024

Scott Demerau
Executive Chairman and Director
Falcon's Beyond Global, Inc.
1768 Park Center Drive
Orlando, FL 32835

       Re: Falcon's Beyond Global, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-41833
Dear Scott Demerau:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 74

1. We note your adjustment for credit loss exposure in your calculation of Adjusted
       EBITDA. Please tell us how you determined that excluding these expenses does not substitute an individually tailored recognition and measurement method for those of
       GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance
       and Disclosure Interpretations.
Consolidated Statements of Operations and Comprehensive Loss, page F-4

2. Please tell us your consideration of the guidance in ASC 805-40-45-3 through 805-40-
       45-5.
 December 30, 2024
Page 2

Consolidated Statements of Stockholders' Equity (Deficit)/Members' Equity, page F-6

3. Please tell us your consideration of the guidance in ASC 805-40-45-1 and ASC 805-
       40-45-2.
Note 21. Share-Based Compensation, page F-42

4. As of the latest balance sheet date presented, please disclose the total compensation cost related to nonvested awards not yet recognized. Refer to ASC 718-10-50-2i.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services